SUB-ITEM 77-E
LEGAL PROCEEDINGS

Since February 2004, Federated and related entities
 (collectively, "Federated") have been
named as defendants in several lawsuits, that were consolidated into a single action in the United States District Court for the Western District
 of Pennsylvania, alleging excessive advisory fees involving one of the Federated-sponsored mutual funds. Without admitting the validity of any claim, Federated reached a final settlement with the Plaintiffs in these cases in April 2011.
EDWARD JONES
In the normal course of business, Edward Jones is named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Edward Jones is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties.
     The potential impact of these legal proceedings is uncertain. As of the date of this Prospectus, Edward Jones does not believe that any current or anticipated legal proceedings will have a material adverse impact on Edward Jones or the Fund. However, there can be no assurance that these suits, the ongoing adverse publicity and/or other developments resulting from the regulatory investigations will not result in increased Fund redemptions, reduced sales of Fund Shares or other adverse consequences for the Fund.